October 21, 2013

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela A. Long

Assistant Director

Division of Corporate Finance

Re:	Real Goods Solar, Inc.

Registration Statement on Form S-4

Filed September 9, 2013

File No. 333-191065

Dear Ms. Long:

This letter is being filed on behalf of Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2013 with respect to the Company’s Registration Statement on Form S-4 filed on September 9, 2013 with the Commission (the “Form S-4”). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

The Company filed an Amendment No. 1 to the Form S-4 on October 21, 2013 (“Amendment No. 1”), which contains revisions in response to the Staff’s comments, and other edits. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 1 marked to indicate changes from the version of the Form S-4 filed on September 9, 2013.

Form S-4

Letter to Shareholders

1.	We note that the letter to shareholders is to serve also as the outside front cover page of the joint proxy statement/prospectus on Form S-4. Limit the letter to one page as required by Item 501(b) of Regulation S-K.

Company Response: We have revised the Form S-4 accordingly.

2.	Please state the number of shares of Real Goods Solar common stock that holders of Mercury preferred stock will receive on a per share basis, based on your stated assumptions regarding the average closing price of Real Goods Solar shares and the amounts that will be placed in escrow at closing.

Company Response: We have revised the Form S-4 to insert the requested information.

410 Seventeenth Street, Suite 2200
Denver, CO 80202-4432 main 303.223.1100

Questions and Answers about the Merger, page 1

3.	You repeat information about the special meetings and the merger in the summary section and the questions and answers or Q&A section. The Q&A should not repeat information that appears in the summary and vice versa. For purposes of eliminating redundancies and grouping together like information, view the summary and Q&A as one section. For example, discuss procedural questions such as voting and appraisal procedures specific to the merger in the Q&A, and place disclosure of the substantive aspects of the merger in the summary.

Company Response: We have revised the Form S-4 accordingly.

Summary, page 11

4.	A summary term sheet beginning on the first or second page of the disclosure document provided to shareholders is required by Item 1001 of Regulation M-A. See Item 14(b)(1) of Schedule 14A and instruction 2 to Item 1001 of Regulation M-A. If you intend for the summary section to serve as the summary term sheet, move it forward to begin on the first or second page of the disclosure document.

Company Response: We have revised the Form S-4 accordingly.

5.	Balance the disclosure in this section with a brief description of the risks of engaging in the merger. We note the cross reference to the risk factors section on page 16.

Company Response: We have revised the Form S-4 accordingly.

6.	Please include disclosure that explains what will happen to Mercury common shares in the merger. Please also briefly explain how the number of shares of Real Goods Solar that are issued in the merger may be adjusted based on their market price and the working capital of Mercury. Include the range of Real Goods Solar’s market share price that will trigger an adjustment. Please also explain, if true, that Mercury shareholders will receive cash in lieu of any fractional shares of Real Goods Solar. Please include similar disclosures on your cover page.

Company Response: Page 12 of the Form S-4 as filed contains disclosure explaining what will happen to Mercury common shares in the merger. However, we have made this discussion more prominent in Amendment No. 1.

We have also revised the Form S-4 to (a) further explain how the number of shares of Real Goods Solar that are issued in the merger may be adjusted based on their market price and the working capital of Mercury, (b) include the range of Real Goods Solar’s market share price that will trigger an adjustment, and (c) explain more clearly that Mercury preferred shareholders will receive cash in lieu of any fractional shares of Real Goods Solar Class A common stock. We have included similar disclosure on the cover page, in abbreviated form to stay within the one page-limit as required by Item 501(b) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Merger, page 14; Material U.S. Federal Income Tax Consequences of the Merger, page 70

7.	We note the “Assuming” language on pages 14 and 70. Revise to remove any uncertainty about the merger’s federal income tax consequences.

Company Response: We have revised the Form S-4 accordingly.

8.	Delete the word “generally” here and wherever it appears on page 70, as this may imply that shareholders cannot rely on the disclosure. Please also delete the word “certain” in the first sentence on page 70 for the same reason. It should be clear that you are describing the material federal income tax consequences of the transaction.

Company Response: We have revised the Form S-4 accordingly.

9.	We note your statement that Mercury shareholders “should not” recognize any gain or loss in the transaction in the second paragraph on page 70. Please revise to provide a more definitive statement.

Company Response: We have revised the Form S-4 accordingly.

10.	File a tax opinion as an exhibit to the registration statement. For guidance you may wish to refer to Section III.A.2. of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission’s website. Allow us sufficient time to review the tax opinion before requesting acceleration of the registration statement’s effectiveness.

Company Response: We have filed a tax opinion issued by Fulbright & Jaworski LLP, counsel to Mercury Energy, Inc., as Exhibit 8.1 to Amendment No. 1.

11.	Note that if you elect to file a short form tax opinion, the opinion and the joint proxy statement/prospectus both must state clearly that the discussion in the joint proxy statement/prospectus is the opinion. Neither the joint proxy statement/prospectus nor the opinion should state merely that the discussion in the joint proxy statement/prospectus is a complete and accurate summary of the U.S. federal tax consequences of the merger transaction.

Company Response: The tax opinion issued by Fulbright & Jaworski LLP included as Exhibit 8.1 to Amendment No. 1. and the joint proxy statement/prospectus state that the discussion in the joint proxy statement/prospectus is the opinion of Fulbright & Jaworski LLP.

Interests of Mercury’s Directors and Executive Officers in the Merger, page 21; Interests of Mercury’s Directors and Executive Officers in the Merger, page 66; Material Contracts between Real Goods Solar and Mercury, page 86

12.	Please file the transition consulting agreements and employment offer letters to which Mercury’s directors and officers are parties or recipients as exhibits to the joint proxy statement/prospectus on Form S-4.

Company Response: We have filed the forms of these documents as Exhibit 10.27 and Exhibit 10.28, respectively, to Amendment No. 1.

13.	File a form of escrow agreement as an exhibit to the joint proxy statement/prospectus on Form S-4.

Company Response: We have filed the form of escrow agreement as Exhibit 10.29 to Amendment No. 1.

Financial Advisors, page 21; Real Goods Solar’s Financial Advisor, page 65; Mercury’s Financial Advisor, page 65

14.	Identify the investment bank from which Real Goods Solar received preliminary advice regarding the merger. Clarify whether Real Goods Solar received any report, opinion, or appraisal from the investment bank.

Company Response: We have revised the Form S-4 accordingly.

15.	Please explain why neither Real Goods Solar nor Mercury engaged an independent financial advisor to consult on the relative advantages and disadvantages of the merger. Additionally, explain why Mercury did not engage an independent financial advisor to deliver a fairness opinion on the merger.

Company Response: We have revised the Form S-4 accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 45

3. Estimate of Consideration Expected to be Transferred, page 45

16.	Please revise your purchase accounting disclosures and adjustments to use the most recent share price at the time of your filing to determine the value of the stock to be issued in this transaction. Please also provide a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in the recent stock price. Refer to FRM 3250.1.

Company Response: We have revised the Form S-4 accordingly.

4. Estimate of Assets to be Acquired and Liabilities to be Assumed, page 45

17.	Please explain why the goodwill shown here does not agree to the goodwill in your pro forma balance sheet on page 44.

Company Response: We have revised the Form S-4 so that the goodwill in Note 4 agrees with the goodwill in the pro forma balance sheet.

18.	Please provide disclosure here to explain the reason why such a substantial portion of your purchase price relates to goodwill.

Company Response: We have updated the estimate of assets to be acquired and liabilities to be assumed and the estimate of consideration expected to be transferred (See also Comment 16). As a result, the amount of goodwill recorded as a result of the transaction is decreased to $5.1 million, approximately 25% of the expected consideration to be transferred. In addition, we have revised the Form S-4 to provide the requested disclosure.

5. Pro Forma Adjustments, page 46

19.	Please provide a more detailed explanation for your pro forma adjustments. In this regard, we note that you have adjusted for incentive compensation, loss on sale of fixed assets, dividends payable, and elimination of deferred tax assets and liabilities. In addition, please explain how these adjustments are appropriate and comply with Article 11 of Regulation S-X.

Company Response: We have revised the Form S-4 to provide a more detailed explanation for the pro forma adjustments. In addition, we have removed the adjustments eliminating loss on sale of assets and deferred tax assets and liabilities from the pro forma financial statements.

The adjustments eliminating dividends payable from the pro forma financial statements and including incentive compensation in the pro forma financial statements are appropriate and comply with Article 11 of Regulation S-X. Rule 11-02(b)(6) of Regulation S-X provides that pro forma adjustments related to the pro forma condensed income statement shall include adjustments which give effect to events that are directly attributable to the transaction, expected to have a continuing impact on the registrant and factually supportable.

The elimination of dividends payable from the pro forma financial statement is appropriate and comply with Article 11 of Regulation S-X because there is no expectation of a continuing impact on the registrant. Historically, the Company has not declared dividends. Rule 11-02(b)(a) states that the objective of pro forma financial statements is to provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time. Because the Company has not declared dividends historically, had the transaction been completed at an earlier time, the Company would not have declared dividends.

The inclusion of incentive compensation in the pro forma financial statements is also appropriate and comply with Article 11 of Regulation S-X. The included incentive compensation consists of compensation to be paid to three members of Mercury’s management who will continue with the combined company after the closing, and, therefore, is directly attributable to the transaction, is expected to have a continuing impact on the Company and is factually supportable.

The Merger, page 58; The Merger Agreement, page 73

20.	Please elaborate on how the increase or decrease in the merger consideration will be calculated for average closing prices below $2.56 or above $3.00. Please also consider what additional risk factor disclosures may be appropriate in connection with the potential for the consideration to increase or decrease, and in connection with the parties’ ability to waive termination of the transaction if the average closing price is below $2.15.

Company Response: We have revised the Form S-4 accordingly.

21.	Please elaborate on how the increase or decrease in merger consideration will be calculated if the amount of Mercury’s working capital is higher or lower than $9.3 million.

Company Response: We have revised the Form S-4 accordingly.

Background to the Merger, page 59

22.	We note that Mercury held discussions with investment banking firms and analysts regarding strategic alternatives. Please clarify whether Mercury engaged any firms or analysts to assist it in this transaction. Please also clarify the role of the solar integrators and suppliers with whom Mercury opened up dialogues regarding a sale process.

Company Response: We have revised the Form S-4 accordingly.

23.	Confirm that Mercury received no offer from a buyer other than Real Goods Solar. Alternatively, disclose any other offer received by Mercury, the amount and form of consideration of any other offer received by Mercury, and Mercury’s reasons for rejecting any other offer received.

Company Response: We have revised the Form S-4 accordingly.

24.	We note the disclosure that Mercury gave its management team the opportunity to present an offer to acquire the company. Elaborate on why Mercury’s management declined to make an offer to acquire the company.

Company Response: We have revised the Form S-4 accordingly.

25.	Please clarify whether Real Goods Solar retained the investment bank that you refer to on page 60 to assist or advise it in connection with the transaction with Mercury. We note that the investment bank “retained” by Real Goods Solar “proposed” that it conduct a private placement of its securities in May 2013.

Company Response: We have revised the Form S-4 accordingly.

Determination of Amount of Merger Consideration, page 61

26.	We note the disclosure on page 62 that Real Goods Solar reviewed a discounted cash flow model provided by Mercury’s management. Please disclose the projected financial information that Mercury’s management provided to Real Goods Solar that underlies this analysis.

Company Response: We have revised the Form S-4 accordingly.

Recommendation of Real Goods Solar’s Board of Directors and Real Goods Solar’s Reasons for the Merger, page 63

27.	Quantify the known or estimated cost savings resulting from the merger considered by Real Goods Solar’s board of directors in the fifth bullet point on page 63.

Company Response: We have revised the Form S-4 accordingly.

28.	Elaborate on the range of strategic alternatives to the merger “carefully considered” by Real Goods Solar’s board of directors and the reasons for not pursuing those alternatives in the first bullet point on page 64.

Company Response: We have elaborated on the range of strategic alternatives to the merger considered by the Company’s board of directors and the reasons for not pursuing those alternatives under “The Merger – Background to the Merger” in the Form S-4. We also inserted a cross-reference to the discussion in “The Merger – Background to the Merger” in the first bullet point referred to in Comment 28.

29.	Quantify the known or estimated “substantial costs” to be incurred in connection with the merger considered by Real Goods Solar’s board of directors in the last bullet point on page 64.

Company Response: We have revised the Form S-4 accordingly.

The Merger Agreement, page 72

30.	Notwithstanding the inclusion of disclaimers in the second paragraph on page 72, Real Goods Solar and Mercury are responsible for considering whether additional specific disclosures of material information about material contractual provisions are required to make the statements included in the joint proxy statement/prospectus not misleading. Please include disclosure acknowledging that if specific material facts exist that contradict the representations and warranties contained in the merger agreement, you have provided corrective disclosure. Additionally, address these items:

•	Statements suggest that shareholders should not rely on the representations and warranties contained in the merger agreement or any descriptions of them as characterizations of the actual state of facts or condition of Real Goods Solar or any of its subsidiaries or affiliates or that the merger agreement disclosures may not be materially complete. Revise to make clear that the description of the merger agreement in the joint proxy statement/prospectus contains all of the material terms and provisions of the merger agreement. Additionally, remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States.

•	Language that the representations and warranties contained in the merger agreement were made “solely” for the benefit of parties to the merger agreement suggests that the merger agreement does not constitute public disclosure under the federal securities laws of the United States and that shareholders cannot rely on the information in the merger agreement. Revise to remove any implication that the merger agreement does not constitute public disclosure under the federal securities laws of the United States and that shareholders cannot rely on the information in the merger agreement.

•	Where you state that the representations and warranties contained in the merger agreement have been qualified by confidential disclosures made to the other parties to the merger agreement, clarify that shareholders should read the merger agreement in the context of Real Goods Solar’s other public disclosures in order to have a materially complete understanding of the merger agreement disclosures.

•	Where you state that information about the subject matter of the representations and warranties contained in the merger agreement may change after the date of the merger agreement and that subsequent information may or may not be fully reflected in Real Goods Solar’s public disclosures, clarify that Real Goods Solar’s public disclosures will include any material information necessary to provide shareholders a materially complete understanding of the merger agreement disclosures.

Company Response: We have revised the Form S-4 accordingly.

Letter of Transmittal, page 75

31.	Please file a form of letter of transmittal as an exhibit to the joint proxy statement/prospectus on Form S-4.

Company Response: We have filed the form letter of transmittal as Exhibit 99.5 to Amendment No. 1.

Description of Real Goods Solar Capital Stock, page 123

32.	We note that the summary is qualified by reference to the provisions of applicable law. You may not qualify information in the joint proxy statement/prospectus on Form S-4 by reference to information outside the joint proxy statement/prospectus unless incorporation by reference or a summary of a document filed as an exhibit is required by the form. See Rule 411(A) of Regulation C under the Securities Act, and revise.

Company Response: We have revised the Form S-4 accordingly.

Exhibit 5.1

33.	We note that you intend to file by amendment the legal opinion. Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement’s effectiveness.

Company Response: We have filed the legal opinion with Amendment No. 1 and will allow sufficient time for the Staff to review the legal opinion before we request acceleration for the effectiveness of the Form S-4.

*****

Acknowledgment

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Rikard Lundberg
Rikard Lundberg